FAIRFAX  News Release
TSX Stock Symbol:  FFH and FFH.U

TORONTO, January 3, 2018

FAIRFAX DECLARES ANNUAL DIVIDEND

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces that it has declared a dividend of US$10.00 per share on its outstanding multiple voting and subordinate voting shares, payable on January 25, 2018 to shareholders of record on January 18, 2018.  Applicable Canadian withholding tax will be applied to dividends payable to non-residents of Canada.

Consistent with the practice of prior years, the amount of this dividend was determined taking into account the current operating results of Fairfax and its insurance and reinsurance companies and the current cash position at the Fairfax holding company.  Consequently, as each year's circumstances are different, this dividend should not be regarded as indicative of the amount of any future annual dividends.

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information, contact:  John Varnell, Vice President, Corporate Development, at (416) 367-4941